# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: City Office Reit, Inc., CIK 0001593222
CUSIP: 178587101
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 666 Burrard Street Suite 3210 Vancouver, Vancouver, British Columbia Canada (A1), V6C 2X8
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001493152-24-045817
Filed by CIK 0001569241

## Reporting persons
- Newtyn Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 2,800,000; shared voting power 0; sole dispositive power 2,800,000; shared dispositive power 0; aggregate amount beneficially owned 2,800,000 (6.9% of the class)
  Comment: See Item 2 for additional information.
- NEWTYN TE PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 1,758,400; shared voting power 0; sole dispositive power 1,758,400; shared dispositive power 0; aggregate amount beneficially owned 1,758,400 (4.4% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: City Office Reit, Inc.
Address of issuer's principal executive offices: 666 Burrard Street Suite 3210 Vancouver, BC V6C 2X8

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G is being filed by (i) Newtyn Management, LLC, a New York limited liability company ("Newtyn Management"), and (ii) Newtyn TE Partners, LP, a Delaware limited partnership ("NTE", and collectively with Newtyn Management, the "Reporting Persons"). Newtyn Management is the investment manager to NTE and Newtyn Partners, LP, a Delaware limited partnership ("NP").

As of December 31, 2025, NTE held 1,758,400 shares of Common Stock (the "Common Stock") of City Office REIT, Inc. (the "Issuer") and NP held 1,041,600 shares of Common Stock of the Issuer. Newtyn Management, as the investment manager to NTE and NP, may be deemed to beneficially own these securities. Accordingly, as of December 31, 2025, Newtyn Management may be deemed to beneficially own the 2,800,000 shares of Common Stock of the Issuer held in the aggregate by NTE and NP. Beneficial ownership percentages are based upon approximately 40,363,640 shares of Common Stock issued and outstanding as of November 4, 2025, based on information reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.

Pursuant to Item 5 below, this Schedule 13G is an exit filing solely with respect to NTE.
Address of principal business office or, if none, residence: The address for the Reporting Persons is 60 East 42nd Street, 12th Floor, New York, NY 10165.
Citizenship: Newtyn Management is organized under the laws of the State of New York. NTE is organized under the laws of the State of Delaware.

## Item 4. Ownership
Amount beneficially owned:
Newtyn Management - 2,800,000.00
NTE - 1,758,400.00
Percent of class:
Newtyn Management - 6.9 %
NTE - 4.4 %
Sole power to vote or to direct the vote:
Newtyn Management - 2,800,000.00
NTE - 1,758,400.00
Shared power to vote or to direct the vote:
Newtyn Management - 0.00
NTE - 0.00
Sole power to dispose or to direct the disposition:
Newtyn Management - 2,800,000
NTE - 1,758,400.00
Shared power to dispose or to direct the disposition:
Newtyn Management - 0.00
NTE - 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Newtyn Management, LLC: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory (02/17/2026)
- NEWTYN TE PARTNERS, LP: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory of Newtyn Management, LLC, the Investment Manager (02/17/2026)
Comment: 1. Joint Filing Agreement, dated November 14, 2024, by and among Newtyn Management, LLC and Newtyn TE Partners, LP (incorporated by reference to Exhibit 1 to the Schedule 13G/A filed with the Securities and Exchange Commission on November 14, 2024).